Annual General Meeting of Shareholders

2025 NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

Endeavour SILVER

Who We Are

Established in 2004, Endeavour Silver Corp is a mid-tier precious metals company, focused on discovering and mining silver, with projects and operations in three countries: Mexico, Chile and the United States. With two operating mines in Mexico and the development of a new mine, Terronera, that commissions in Q2 2025, our purpose is to be a leading silver producer that creates value for our stakeholders by discovering, developing and operating our mines in a sustainable way. Headquartered in Vancouver, Canada, Endeavour Silver is listed on the NYSE:EXK and TSX:EDR.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

Notice of Annual General Meeting of Shareholders To be held on June 3, 2025

MEETING INFORMATION

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. ("Endeavour Silver" or the "Company") will be held at 10:00 AM (Vancouver time) at Suite 1130 - 609 Granville Street, Vancouver, British Columbia, V7Y 1G5 on Tuesday, June 3, 2025, for the following purposes:

DATE: Tuesday, June 3, 2025	TIME: 10:00 AM (Vancouver Time)	LOCATION: 1130-609 Granville St. Vancouver, BC V7Y 1G5	RECORD DATE: April 11, 2025

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2024 with auditor's report thereon;

2. To set the number of directors for the ensuing year at seven;

3. To elect seven directors for the ensuing year;

4. To appoint the auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice and access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

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This Notice of Meeting, the Information Circular and other Meeting materials will be available on Endeavour Silver's website at https://edrsilver.com/t/investor-disclosure/ and under Endeavour Silver's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar as of April 25, 2025, and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1 877 685 9775 (Canada and U.S.A.) or at +1 604 685 9775.

Only shareholders of record at the close of business on April 11, 2025, will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 30, 2025, or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy form. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 11th day of April 2025.

By Order of the Board of Directors (signed)

Daniel Dickson

Director and Chief Executive Officer

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Message from our CEO

Dear Stakeholders,

As we reflect on the achievements of 2024, and look forward to 2025, I am pleased to provide an update on our operations, strategic advancements, and the silver market. We made significant strides in our efforts to position Endeavour Silver for continued success, growth, and value creation for our shareholders.

Precious Metals Market

It's essential to acknowledge the broader market and trends in precious metals.

In 2024, gold prices experienced a significant surge, increasing 27% and closing the year at $2,624 per ounce. Several factors drove the largest annual rise in gold price since 2010. Global tensions, including conflicts in Ukraine and the Middle East, expectation of slower economic growth, concerns over U.S. trade policies, and tariffs pushed investors and central banks toward gold to diversify away from the U.S. dollar and fiat currencies.

These dynamics propelled gold to record highs, with prices reaching an all-time peak of $2,786 per ounce in October 2024, and in early 2025 above $2,900.

Silver has historically followed the price movement in gold and we expect this correlation to continue. Beyond the safe haven characteristic of silver, we have seen a growing sense of optimism in the silver market, driven by industrial demand and supply constraints.

The global push towards electrification, renewable energy, and electric vehicles (EVs), is expected to increase the demand for silver in industrial applications. Silver plays an indispensable role in solar panels, batteries, and other key technologies, positioning it as a strategic metal in the clean energy transition. Over this same period of industrial demand growth, the silver market has faced supply-demand deficits in recent years, with exploration, new discoveries and new production not keeping pace with mine depletion. A lack of new major projects coming online, is creating a supply-demand imbalance that is expected to support higher silver prices over the medium term.

These factors, combined with the historical role of silver in global markets, lead us to believe that the silver price will continue to experience upward pressure in the coming years. As a result, we are optimistic Endeavour Silver is positioned to really benefit from this opportunity.

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2024 Production and Hitting the Upper End of Revised Guidance
In 2024, we successfully delivered on the upper end of our updated production guidance with 7.6 million silver equivalent ounces. This performance was particularly notable given the unexpected trunnion failure at the Guanaceví mine in August, which temporarily reduced plant throughput. Nevertheless, the team implemented an effective solution that mitigated the impact of this issue and by December, the primary ball mill was back at full capacity, which allowed us to resume production at our designed throughput of 1,200 tonnes per day. This resilience reflects the strength of our operations and our ability to overcome adversity, underscoring the team's ability to meet production targets while maintaining a focus on safety and efficiency.

Terronera Progress Throughout the Year
One of the key highlights for Endeavour Silver in 2024 was the continued development of our the Terronera project in Jalisco, Mexico. We made substantial progress in both construction and commissioning efforts, which will be pivotal in scaling our production capacity in the coming years. By the end of 2024, surface construction reached nearly 90% completion and dry commissioning activities had begun, signaling the progress we're making in preparing for production start-up in 2025.

With this steady progress, we are on track to complete construction of the lower platform and the tailing filter area and commence wet commissioning in early Q2 2025. While challenges are inevitable in large-scale projects, we remain confident that Terronera will be one of our cornerstone assets, contributing significantly to our silver and gold production in the near future.

Advancement of Pitarrilla
Another key milestone in 2024 was the advancement of our Pitarrilla project, which continues to advance as one of the largest undeveloped silver deposits globally. We have allocated $26 million in 2025 toward various components of the project, including feasibility studies, exploration efforts, and necessary capital expenditures. Pitarrilla has the potential to add significant silver production to our portfolio, and we are committed to further de-risking the project in the coming years.

Our work on Pitarrilla includes updating the project's technical studies and enhancing our understanding of the deposit's economics, which will form the basis for a comprehensive development plan. Given the size and scale of this deposit, Pitarrilla represents an important part of our long-term growth strategy, and we look forward to continuing the advancement of the project in 2025.

2025 Guidance
Looking ahead to 2025, we are focused on delivering strong operational results while advancing key projects in our portfolio. Our 2025 production from Guanaceví and Bolañitos targets between 4.5 to 5.2 million silver ounces and between 30,500 to 34,000 gold ounces, resulting in a target of 7.0 to 7.9 million silver equivalent ounces. We are confident that the continued progress at Terronera will contribute meaningfully to our production profile and we plan to  provide updated 2025 production and cost guidance once Terronera commissioning is complete.

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Conclusion

2024 has been a year of both progress and resilience. We have made significant strides at Terronera, effectively managed unexpected challenges, and are well-positioned to capitalize on a favorable silver market. As we move into 2025, our focus remains on execution-ensuring that our operations run consistently, advancing key projects, and capitalizing on the growing demand for silver in the industrial and investment sectors.

Thank you for your continued support. We are excited about what the future holds and look forward to delivering sustained value to our shareholders.

Sincerely,

Dan Dickson,

Director & Chief Executive Officer

Note: Certain non-IFRS financial measures and ratios are included in this document. Further details on these non-IFRS financial measures and ratios can be found in the section "Non-IFRS Measures" in the December 31, 2024, MD&A available on SEDAR+ at www.sedarplus.ca and on the Company's website.

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Annual General Meeting of Shareholders Information Circular

General Information

References in this management information circular ("Information Circular") to "Endeavour Silver", the "Company", "we", "us" and "our" are references to Endeavour Silver Corp., and its subsidiaries unless otherwise specified or the context otherwise requires. "You", "your" and "shareholder" means the holders of common shares of Endeavour Silver ("Common Shares") as of the Record Date (as defined herein).

You have received this Information Circular for the 2025 annual general meeting of shareholders of Endeavour Silver to be held at 10:00 a.m. (Vancouver time) on Tuesday, June 3, 2025 (the "Meeting"), as our records indicate that you owned Common Shares as of the close of business on April 11, 2025 (the "Record Date"). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy, including at any postponement or adjournment of the Meeting.

Your vote is important. The Board of Directors (the "Board") and management ("Management") of Endeavour Silver encourage you to vote.

This Information Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote using the applicable procedures described herein. If you have any questions about the voting procedures related to voting at the Meeting or about obtaining and depositing the required Proxy form, you should contact Endeavour Silver's transfer agent, Computershare Investor Services Inc. ("Computershare") by phone at 1-800-564-6253 (North American toll free).

Unless otherwise stated, information in this Information Circular is as of April 11, 2025.

This Information Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Information Circular, unless otherwise indicated, are expressed in US dollars. The daily rate of exchange on April 11, 2025, as reported by the Bank of Canada, for the conversion of US$1.00 into Canadian dollars was C$1.3890 (C$1.00 equals US$0.7199).

As a shareholder, you can decide if you want to receive paper copies of the Company's interim and annual consolidated financial statements and management's discussion and analysis ("MD&A"). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

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You can find financial information relating to Endeavour Silver in the Company's audited consolidated financial statements, MD&A and annual information form ("AIF") for our most recently completed financial year. These documents are available on the Company's website at www.edrsilver.com, on the System for Electronic Document Analysis and Retrieval + (SEDAR+) and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

Cautionary statement regarding forward-looking information

Certain statements contained in this Information Circular may constitute "forward-looking statements" or "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable securities legislation and may include future-oriented financial information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements contained in this Information Circular are based on expectations, estimates and projections as of the date of this Information Circular and include, without limitation, those statements made in the "Message From Our CEO" section of this Information Circular; statements relating to the strategic vision for the Company and expectations regarding the development and financing of the Terronera project including: anticipated timing of the project and production start-up; anticipated timing and completion of conditions precedent to drawdown under the project loan, estimated project economics, Terronera's forecasted operation, costs and expenditures, and the timing and results of various related activities, Endeavour's exploration potential; production capabilities and future financial or operational performance; the Company's ability to successfully advance its growth and development projects; planned exploration and development of the Company's mineral properties, including prospects for the Company's Pitarrilla and Parral projects; the Company's anticipated performance in 2025 and beyond, including changes in mining operations and forecasts of production levels; anticipated production costs and all-in sustaining costs; gold and silver price performance; the Company's plans related to sustainability and plans related to the Company's business and other matters that may occur in the future.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the applicable property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated costs and the ability to achieve goals, the Company's forecasted mine economics, the reliability of mineral resource estimates, the continuation of exploration and mining operations and no material adverse change in the market price of commodities.

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Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, uncertainty as to duration and impact of the following: risks related to the Company's debt facility; risks related to fluctuations in interest rates; precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar); fluctuations in the price of consumed commodities; risks related to increased competition; risks and hazards of mineral exploration, development and mining activities; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company's development activities will result in profitable mining operations; risks related to the adequacy or availability of infrastructure to support current or future mining developments; uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs; risks related to the Company's reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability; risks related to changes in governmental regulations, including environmental, tax and labour laws and obtaining necessary licenses and permits; and risks related to recruiting and retaining qualified personnel, as well as those other factors described in the section entitled "Risk Factors" contained in the Company's most recently filed AIF and MD&A available on the Company's website at www.edrsilver.com, on SEDAR+ and on EDGAR.

This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of Management as of the date of this Information Circular. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Certain forward-looking statements and information contained herein may be considered "financial outlook" within the meaning of applicable Canadian securities legislation. Financial outlook is presented herein for the purpose of assisting investors and others in understanding certain key elements of the Company's financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company's anticipated operating environment. Readers are cautioned that such financial outlook may not be appropriate for other purposes.

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Voting Information

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies. The enclosed form of proxy (the "Proxy") is solicited by and on behalf of Management of the Company. The enclosed Proxy is for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The Company may retain other persons or companies to solicit proxies on behalf of Management, in which event customary fees for such services will be paid. The cost of solicitation by Management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to use the notice-and-access delivery process ("Notice and Access") under National Instrument 54 101-Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators for the delivery of the Notice of Meeting and Information Circular (collectively, the "Meeting Materials") to its registered and beneficial shareholders for the Meeting. Endeavour Silver has adopted this process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically or request a paper copy. The Company will arrange to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Meeting Materials.

Shareholders who receive a Notice and Access Notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR+ and EDGAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775. A request for printed copies which are required in advance of the Meeting should be made no later than May 23, 2025 in order to allow sufficient time for mailing.

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Voting Procedures

Who can Vote

You are entitled to vote at the Meeting if you held Endeavour Silver Common Shares as of the close of business on April 11, 2025, the Record Date for the Meeting. Each Common Share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

How to vote

How you can vote depends on if you are a registered shareholder or a non-registered holder. The different voting options are summarised below. Please follow the appropriate voting option based on whether you are a registered shareholder or non-registered holder. If you are unsure whether you are a registered shareholder or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com. If you have any questions before the Meeting about Endeavour Silver, the Meeting Materials, or the voting process, please contact us at info@edrsilver.com.

Voting Process

You are a registered shareholder if your name appears on your share certificate, or your Common Shares are registered in your name with Computershare. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the Proxy and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names Rex J. McLennan, Chair of the Board, or failing him, Daniel Dickson, Chief Executive Officer and a Director or failing him, Elizabeth Senez, Chief Financial Officer as the Management designated proxyholders (the "Management Designated Proxyholders"). Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designated Proxyholders. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/ alternate proxyholder at the Meeting may do so by striking out the names of the Management Designated Proxyholders and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their Common Shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any Common Shares represented by the Proxy will be voted or withheld from voting by the Management Designated Proxyholders/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those Common Shares will be voted "FOR" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, Management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he or she intends to oppose any action to be taken by Management at the Meeting.

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Registered shareholders may deposit their proxies with Computershare by mail or courier, or alternatively, may vote by telephone of the internet in accordance with the following instructions:

By Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.

By Telephone:

Call 1-866-732-8683 from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Designated Proxyholders as your proxyholder.

By Mail or Courier:

Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario Canada M5J 2Y1

To be used at the Meeting, a completed Proxy must be deposited with, or telephonic/online votes must be received by Computershare by 10:00 a.m. (Vancouver time) on May 30, 2025 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.

Registered shareholders may revoke a vote made by Proxy by:

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  voting again on the internet or by telephone before 10:00 am (Vancouver time) on May 30, 2025, following the procedures described above;
  submitting a new completed Proxy that is dated later than your original proxy and is received by Computershare at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the Meeting at which the Proxy is to be used;
  an instrument in writing provided to the Chair of the Meeting, at the Meeting of shareholders, before any vote in respect of which the Proxy is to be used shall have been taken; or
  any other manner permitted by law.

Non-Registered Holders

You are a non-registered holder if your Common Shares are registered in the name of an intermediary ("Intermediary") (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company).

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to non-registered holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to non-registered holders. Generally, non- registered holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the non-registered holder in accordance with the Intermediary's directions on the voting instruction form. In some cases, such non-registered holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder, but which is otherwise not completed. This form of proxy does not need to be signed by the non-registered holder, but to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Voting Procedures - Voting Process - Registered Shareholders" above. Alternatively, some non-registered holders may be able to vote by telephone or online and should refer to the voting instruction form or form of proxy, as applicable, for further details and instructions. Non-registered holders should contact their Intermediaries if they did not receive either a voting instruction form or a pre-authorized form of proxy.

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Your Intermediary will have its own procedures that you should carefully follow to ensure your Common Shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 10:00 a.m. (Vancouver time) on May 30, 2025.

Non-registered holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or form of proxy is to be delivered.

The purpose of these procedures is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non- registered holder), the non-registered holder should insert the non-registered holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-registered holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Processing the Votes

The Company's transfer agent, Computershare, or its authorized agents, count and tabulate the votes on our behalf. Endeavour Silver will announce the voting results of the Meeting by press release and file them on SEDAR+ and EDGAR after the Meeting.

Quorum and Approval

The Company's Articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

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Voting Shares and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of Common Shares without par value. As of the Record Date, 273,923,863 Common Shares were issued and outstanding. Each shareholder is entitled to one vote for each Common Share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his, her, their or its entitlement to vote at the Meeting. To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares as at the Record Date.

Business to Be Transacted at the Meeting

The Meeting will address the following matters:

  Receiving the audited consolidated financial statements of the Company for the year ended December 31, 2024 with auditor's report thereon.
  Setting the number of directors for the ensuing year at seven.
  Electing seven directors for the ensuing year.
  Appointing the auditors for the ensuing year and authorizing the directors to fix the auditors' remuneration.
  Transacting such other business as may properly come before the Meeting or any adjournment thereof.
Receiving the Audited Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2024, and related auditor's report, will be presented at the Meeting. The audited consolidated financial statements are available on the Company's website, on SEDAR+ and EDGAR. Printed copies will be mailed to shareholders who requested a copy.

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Number of Directors

The shareholders of the Company last fixed the number of directors of the Company at eight. The Articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of the most recently set of (i) the number of directors set by ordinary resolution and (ii) the number of directors set in the event that the places of any retiring directors are not filled by an election at a meeting of shareholders. At the Meeting, the shareholders will be asked to pass an ordinary resolution setting the number of directors of the Company at seven.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" SETTING THE NUMBER OF DIRECTORS AT SEVEN.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designated Proxyholders named in the Proxy intend to vote in favour for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted "For" the nominees herein listed. Each director elected at the Meeting will hold office until the Company's next annual general meeting, or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Company's Articles or with the provisions of the Business Corporations Act (British Columbia). Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting, any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designated Proxyholders or other proxyholder/ alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the Common Shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her, their or its Proxy that the shareholder's Common Shares are to be withheld from voting on the election of directors.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	15

Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on April 11, 2013, as amended and which was most recently approved by the shareholders on May 23, 2023, any additional director nominations for the Meeting must be received by the Company in compliance with the Advance Notice Policy by May 2, 2025. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.

No director nominations have been received from any shareholders of the Company in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee ("CG&NC") and the Board. The CG&NC shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the CG&NC believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange ("TSX") rules, the Board shall accept such director's resignation absent exceptional circumstances.

The CG&NC in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the CG&NC or the decision of the Board with respect to the resignation. The Board will act on the recommendation of the CG&NC within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	16

Nominees for Election as Directors

The Company currently has eight directors, including Ricardo Campoy, who has indicated he will be retiring from the Board effective immediately before the election of Directors at the Meeting. We wish Mr. Campoy the very best going forward. At the Meeting, shareholders of the Company will be asked to elect the seven directors named below. Voting for the election of the seven nominee directors will be conducted on an individual basis. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The Board has determined that six of the seven nominees are independent under Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and the New York Stock Exchange ("NYSE") requirements.

The following disclosure sets out, as at the Record Date: (a) the names of all seven nominees for election as directors and their residency; (b) all major offices and positions with the Company each nominee now holds; (c) each nominee's present principal occupation, business or employment; (d) the period of time during which each nominee has been a director of the Company, if applicable; (e) the number of Common Shares, stock options, performance-share units ("PSUs") and deferred share units ("DSUs") beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction; (f) other current public company board memberships and committees, and (g) each nominee's attendance at the Company's Board and Board committee meetings in the year ended December 31 2024, if applicable.

The information as to the securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE ELECTION OF THE NOMINATED DIRECTORS.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	17

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	18

Independent Director Age: 73 Residence: British Columbia, Canada Director since: June 12, 2007 Principal Occupation: Corporate Director		Rex J. McLennan

Rex J. McLennan is an experienced corporate director and former senior executive, having served on many public and private company boards over the past 15 years. His professional and executive career of over 35 years also included C-level executive positions serving as chief financial officer for Viterra, prior to its acquisition by Glencore in 2012, and Placer Dome, a global mining company acquired by Barrick Gold in 2006; with an earlier career in Imperial Oil, a major subsidiary of Exxon. As an independent corporate director, he has chaired the audit committees of several publicly traded companies and currently serves as chairman of the board for Endeavour Silver Corp where he also chairs its corporate governance and nominating committee. He is also a director of the First Circle Financial Group and a past director of Pinnacle Renewable Energy Inc, Boart Longyear Ltd, and the World Gold Council, London UK.

Mr. McLennan holds an MBA (Finance & Accounting) from McGill and BSc (Mathematics & Economics) from the University of British Columbia. He is a member of the Institute of Corporate Directors (Canada) having received his ICD.D designation in June 2013.

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	81.10%	Board (Chair)	6 of 6	100%
Withheld:	18.90%	Corporate Governance and Nominating Committee (Chair)	3 of 3	100%
		Audit Committee (member)	4 of 4	100%
		Sustainability Committee (member) (1)	2 of 2	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares:	10,000	None	None
Stock Options:	52,200
DSUs:	373,400

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	19

Independent Director Age: 62 Residence :Arizona, U.S.A. Director since: May 7, 2019 Principal Occupation: Corporate Director		Margaret M. Beck

Margaret Beck is a highly regarded Executive Committee member and Finance Senior Executive with over 30 years in the mining business. Primarily, Margaret ascended the ranks with global conglomerate BHP at different levels of the organization, including executive, regional and operational levels across four countries. Margaret started her career as a graduate at BHP in San Francisco working in the finance team and moved her way up to various VP Finance roles, leading the finance teams in Base Metals, Exploration, Iron Ore and, most recently, for the Minerals Australia Division.

She held the VP roles in Chile, Singapore and Australia. During her time at BHP, she consistently delivered financial excellence influencing key decisions regarding investments for the business, including major capital project approvals, business-wide strategy and the end-to-end planning framework. She also maintained relationships with key stakeholders including financial institutions, joint venture partners and governments, and oversaw the reporting processes. Margaret led the team that won the CFO Award for Excellence in Financial Reporting in BHP Billiton in 2009 and again in 2011. She also acted as President of the global minerals exploration business for BHP Billiton in 2013.

Margaret holds a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and speaks intermediate Spanish.

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	99.12%	Board (Member)	5 of 6	83%
Withheld:	0.88%	Audit Committee (Chair)	3 of 4	75%

		Corporate Governance and Nominating Committee (Member)	3 of 3	100%
		Terronera Special Committee (member)	5 of 5	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Stock Options:	111,047	None	None
DSUs:	228,734

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	20

		Daniel Dickson

Dan Dickson was appointed as Chief Executive Officer in May 2021 and is responsible for the company's strategic direction, vision, growth and performance, with a focus on creating shareholder value.

In Dan's previous role as the Chief Financial Officer of the Company, he was responsible for financial reporting, leading financing solutions, steering M&A, and overseeing the IT, legal and administration functions. He also has a solid track record in supporting and guiding the Company's executive board. Dan has been instrumental in building the Company's financial infrastructure as the Company grew over the past 15 years from four employees to a team of more than 2,000.

Prior to joining the Company, Dan worked with KPMG LLP in the assurance group where he focused on publicly traded precious metals companies.

Dan holds a Bachelor of Commerce in Accounting from the University of British Columbia and is a member of the British Columbia Institute of Chartered Accountants (CPA, CA).

Non-Independent Director Age: 45 Residence: British Columbia, Canada Director since: May 12, 2021 Principal Occupation: Chief Executive Officer of the Company

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	99.27%	Board (member)	6 of 6	100%
Withheld:	0.73%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares:	264,624	None	None
Stock Options:	1,066,170
PSUs:	365,690
RSUs:	43,350

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	21

Independent Director Age: 58 Residence: South Carolina, U.S.A Director since: January 3, 2022 Principal Occupation: President of Windward Consulting LLC		Amy Jacobsen

Amy Jacobsen has a diverse global experience in the minerals industry and was recognized among the 100 Global Inspirational Women in Mining 2020. Her experience includes business leadership combined with a strong knowledge of the technical aspects of mineral projects and the requirements for Mineral Resource and Ore Reserve reporting. This is the result of over 30 years of experience in the industry and in managing and conducting independent technical evaluations and valuations in support of mineral project development and financial transactions. Ms. Jacobsen started her career at Homestake and Hazen Research. Most recently, she spent 17 years in various management positions at Behre Dolbear Group, including 3 years as chair of the board of directors from 2016 to 2019. Ms. Jacobsen is currently the President of Windward Consulting as well as Adjunct Professor in the Professional Masters - Mining Industry Management degree program at the Colorado School of Mines.

Ms. Jacobsen graduated from the Colorado School of Mines with a B.S. in metallurgical engineering as well as a Master of Business Administration from the Executive MBA program at the University of Denver. She is a Qualified Professional, a registered Professional Engineer and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is a past president of the Mining and Metallurgical Society of America.

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	99.12%	Board (member)	6 of 6	100%
Withheld:	0.88%	Audit Committee (member)	4 of 4	100%

		Sustainability Committee (member)	4 of 4	100%
		Terronera Special Committee (member)	5 of 5	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Stock Options:	72,950	None	None
DSUs:	91,648

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	22

Director Nominee Age: 41 Residence: British Columbia, Canada Director since: May 28, 2024 Principal Occupation: VP, Corporate Development & Sustainability of Faraday Copper Corp.		Angela Johnson

Angela Johnson is a professional geologist and diversified mining and exploration professional with over 14 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson currently serves as VP Corporate Development & Sustainability for Faraday Copper Corp., a company listed on the Toronto Stock Exchange (TSX) and OTCQX Exchange, since April 2022, as well as serves on the Board of Directors of Gold Royalty Corp, a NYSE American listed company. From December 2020 to March 2022, Ms. Johnson was the Corporate Development Manager at Silvercorp Metals Inc., a company listed on the TSX and NYSE American, where she led the assessment and evaluation of international precious and base metal projects for potential acquisition or strategic investment. Prior to that, she held the role of Exploration Manager at Calibre Mining Corp., a company listed on the TSX, from 2019 to 2020, where she led the operational exploration teams and managed near mine drilling activities at the company's operations in Nicaragua.

During the period of 2012-2019, Ms. Johnson held various technical, project management and sustainability roles at SSR Mining Inc., a company listed on the TSX and NASDAQ, at projects and operations in the U.S., Canada, Mexico and Argentina. Ms. Johnson holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia and has an intermediate proficiency in conversational Spanish.

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	99.06%	Board (member) (2)	3 of 3	100%
Withheld:	0.94%	Compensation Committee (member) (3)	1 of 1	100%
		Sustainability Committee (member) (3)	2 of 2	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares:	5,600	Gold Royalty Corp. NYSE (6)	None
Stock Options:	24,000
DSUs:	39,590

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	23

Independent Director Age: 77 Residence: British Columbia, Canada Director since: August 20, 2012 Principal Occupation: Corporate Director		Kenneth Pickering

Ken Pickering is a professional engineer and former mining executive with more than 50 years of experience working in the natural resource sector building and operating major mining operations in Canada, Chile, Australia, Peru and the US.

Mr. Pickering has held independent director positions with Teck Resources, Taseko Mines and Northern Dynasty Minerals. Mr. Pickering previously held a number of positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and was intimately involved in the planning, development, initial operation and subsequent expansion phase of the Escondida copper project. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School and is fluent in Spanish.

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	86.44%	Board (member)	6 of 6	100%
Withheld:	13.56%	Sustainability Committee (Chair)	4 of 4	100%

		Compensation Committee (member)	2 of 2	100%
		Audit Committee (member)	4 of 4	100%
		Terronera Special Committee (Chair)	5 of 5	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares:	5,000	Northern Dynasty Minerals Ltd., Director, TSX (4)	Chair Compensation Committee
Stock Options:	19,597	Taseko Mines Limited, TSX (4) NYSE (6)	Non -Executive Director Chair Environmental, Health & Safety Committee Chair Compensation Committee
DSUs:	459,548

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	24

Independent Director Age: 63 Residence: Caracas, Venezuela Director since: July 25, 2002 Principal Occupation: Corporate Director		Mario D. Szotlender

Mario Szotlender is a financier and businessman with a Bachelor's degree in International Relations from the Universidad Central de Venezuela. He has successfully directed Latin American affairs for numerous private and public companies for over 25 years, specializing in developing new business opportunities and establishing relationships with the investment community.

He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was also President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President. Mr. Szotlender is a native Spanish speaker.

In addition to the Company, Mr. Szotlender is a director of Atico Mining Corporation, Fortuna Mining Corp., and Radius Gold Inc.

Voting Results of 2024 Annual General Meeting		Board/Committee Membership	Attendance
For:	99.22%	Board (member)	6 of 6	100%
Withheld:	0.78%	Corporate Governance and Nominating Committee (member)	3 of 3	100%
		Sustainability Committee (member)	4 of 4	100%
		Compensation Committee (member)	2 of 2	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares:	153,600	Atico Mining Corporation, TSXV (5)	Compensation Committee Chair Audit Committee member
Stock Options:	67,547	Fortuna Mining Corp., TSX (4) NYSE (6)	Sustainability Committee member
DSUs:	336,682	Radius Gold Inc., TSXV (5)	Compensation Committee member Audit Committee member

Notes to this section:

(1) Mr. McLennan left the Sustainability Committee on May 28, 2024, and attended Sustainability Committee meetings only up until that date.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	25

(2) Ms. Johnson was elected as Director of the Company on May 28, 2024, and therefore only attended Board meetings following that date.

(3) Ms. Johnson was appointed as member of the Compensation and Sustainability Committee on May 28, 2024, and therefore only attended meetings following that date.

(4) "TSX" means the Toronto Stock Exchange.

(5) "TSXV" means TSX Venture Exchange.

(6) "NYSE" means the New York Stock Exchange.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Mario D. Szotlender is a director of Fortuna Mining Corp. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the British Columbia Securities Commission ("BCSC") on April 3, 2017 against the Chief Executive Officer and Chief Financial Officer of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016. Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission. On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	26

Loans to Directors and Officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Director's and Officer's Liability Insurance

We maintain insurance policies with regards to directors' and officer's liability. Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Endeavour Silver, provided certain conditions are met.

Appointment of Auditors

The auditors for the Company are KPMG LLP, Chartered Accountants ("KPMG"). At the Meeting, shareholders will be asked to approve: (a) the re-appointment of KPMG as auditors for the Company to hold office as such until the next annual general meeting of the Company; and (b) a resolution authorizing the Board to fix the remuneration to be paid to the auditors for the upcoming year. KPMG was first appointed as auditors for the Company on July 4, 1994.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S AUDITORS AND TO AUTHORIZE THE BOARD TO FIX THE AUDITORS' REMUNERATION.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Information Circular, we are not aware of any other items of business to be considered at the Meeting.

Management Update

Following the formal business of the Meeting, Mr. Dickson will present an overview of the Company's business strategy and objectives and activities underway at each of our projects. Shareholders present at the Meeting will have an opportunity to ask questions of Mr. Dickson and Management throughout the Meeting and subsequent update.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	27

Corporate Governance Overview

Endeavour Silver's success as a company, in both the public markets and the communities in which it operates, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to achieve effective management of our Company and operations and to maximize shareholder value.

Guidelines for effective corporate governance of listed companies are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the "Corporate Governance Disclosure Rules"), among others. The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and its shareholders and helps to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted certain corporate governance policies, which are available on the Company's website at https://edrsilver.com/about-endeavour/governance/.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to its directors, officers and employees of the Company, as well as all business partners (i.e. suppliers, contractors or anyone that engages in a business relationship with the Company). The Code reflects the Company's commitment to a culture of honesty, integrity and accountability. The Code outlines the basis principles and policies of the Company on the following:

  compliance with laws, rules and regulations;
  conflicts of interest;
  corporate opportunities;
  confidentiality;
  protection and proper use of Company assets;
  insider trading;
  fair dealing;
  compliance with environmental laws;
  equal opportunity, discrimination and harassment;
  freedom of association;
  human rights;
  indigenous peoples;
  health and safety;
  financial business disclosure and accuracy of Company records and reporting;
  use of email and internet services;
  gifts and entertainment;
  payments to domestic and foreign officials;
  compliance procedures; and reporting of any illegal or unethical behavior.
NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	28

The Code states that the Company's directors, officers and employees/business partners are encouraged to report violations of laws, rules, regulations or the Code. Retaliatory action against any employee who, in good faith, reports a possible violation is prohibited. Reporting of any illegal or unethical behaviour may be pursuant to the Company's Whistleblower Policy (as defined herein) that addresses any issues related to illegal or fraudulent activities or to the Company's Internal Grievance Mechanism that addresses any violation to the Code or any unethical behaviour from employees or business partners.

The Board, with the assistance of the Audit Committee and the CG&NC, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors, officers, employees and business partners of the Company.

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. The Code is available on the Company's website at https://edrsilver.com/t/governance/ and under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a special committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

The Company has also adopted a whistleblower policy and reporting system (the "Whistleblower Policy"), which is available on the Company's website at https://edrsilver.com/whistleblower_policy. The Whistleblower Policy was last updated and approved on July 30, 2024, and complements the Code. The Code and Whistleblower Policy provide a mechanism for directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or the Human Resources representative. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide immediate notice to the Business Ethics Advisor and the Chair of the Audit Committee.

The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	29

Reports can be made anonymously over our Whistleblower Trust Line you can make a report either online, by phone or by email, using our Trust Line hosted by an independent third party.

Online: www.endeavourtrustline.com (Click "File a report")

Telephone: Canada & U.S.: 1-866-921-6714

Chair of the Audit Committee

Attention: Chairman of the Audit Committee
c/o Suite 1130 - 609 Granville Street,

PO Box 10328, Vancouver, BC, V7Y 1G5, Canada.
Email: auditcommittee@edrsilver.com

The Whistleblower Trust Line is tested periodically as part of Endeavour Silver's internal control procedures.

Board of Directors

The Board is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising Management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board has developed and adopted a mandate (the "Board Mandate") that sets out in writing the Board's authority, responsibility, and function. The Board Mandate was most recently reviewed on July 30, 2024. A copy of the full text of the Board Mandate can be viewed at www.sedarplus.ca and on the Company's website at www.edrsilver.com and is incorporated by reference herein. The following is a summary of the Board Mandate and reference should be made to the full text of the Board Mandate.

The Board Mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day to day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the CG&NC and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short- term nature.

The Board Mandate outlines specific responsibilities of the Board in the following areas:

  Board organization and corporate governance;
  Management, officer duties, and compensation;
  strategic planning;
  monitoring of financial performance and other financial matters, including financial statements, the Company's internal control and management information systems, expenditures and budgets, and material transactions;
  risk management;
  policies and procedures; and
  communications and reporting.
NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	30

Independence

All of the directors and director nominees of the Company are independent as defined under the Corporate Governance Disclosure Rules, except Daniel Dickson, who is the Chief Executive Officer ("CEO"), and therefore, is not independent.

Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests.

Separate Chair of the Board and Chief Executive Officer

The Company has a separate Chair of the Board (Rex J. McLennan) and CEO (Daniel Dickson). Having an independent Chair of the Board enables non-management directors to raise issues and concerns for Board consideration without immediately involving Management. The Chair of the Board also serves as a liaison between the Board and senior management.

Board Composition and Experience

The following table sets out the skills and areas of expertise possessed by each of the director nominees together with information about the current Board's committee memberships. Additional information about each director nominee is contained in their relevant profile.

	Rex J. McLennan (Board Chair)	Margaret M. Beck	Daniel Dickson	Amy Jacobsen	Angela Johnson	Kenneth Pickering	Mario D. Szotlender	Total (of 7)
Health, Safety, Environment & Human Resources	✓	✓	✓	✓	✓	✓	✓	7
Industry Experience	✓	✓	✓	✓	✓	✓	✓	7
Legal & Risk Management	✓	✓	✓		✓	✓	✓	6
Investor, Media, Government Relations	✓	✓	✓		✓	✓	✓	6
Information Technology	✓	✓	✓					3
Banking & Capital Markets	✓	✓	✓	✓	✓	✓	✓	7
Financial Accounting	✓	✓	✓	✓		✓	✓	6
Leadership	✓	✓	✓	✓	✓	✓	✓	7

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	Rex J. McLennan (Board Chair) (2)	Margaret M. Beck (2)	Ricardo Campoy (1)	Daniel Dickson	Amy Jacobsen	Angela Johnson	Kenneth Pickering (2)	Mario D. Szotlender	Total (of 8)
Audit Committee	✓	Chair			✓		✓		4
Compensation Committee			Chair			✓	✓	✓	4
CG&NC	Chair	✓						✓	3
Sustainability Committee					✓	✓	Chair	✓	4
Terronera Special Committee (Ad hoc)		✓	✓		✓		Chair		4

Notes:

(1) Mr. Campoy - Chair of the Compensation Committee will not stand for re-election to the Board at the Meeting.

(2) The following directors served as committee Chairs in 2024:

   Mr. McLennan - Board Chair and Chair of the Corporate Governance & Nominating Committee
   Ms. Beck - Chair of the Audit Committee
   Mr. Pickering - Chair of the Sustainability Committee and Terronera Special Committee (Ad hoc)

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Summary of Directors' Qualifications and Expertise
The CG&NC has determined that the seven director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities.

Contacting the Board

Our Board values regular and constructive engagement with shareholders and encourages shareholders to express their views on governance matters directly to the Board. If you have questions regarding our governance practices, you can send them to the Chair of the Board at the following address:

Chair of the Board

c/o Corporate Secretary of Endeavour Silver Corp.
PO Box 10328

1130-609 Granville Street

Vancouver, BC V7Y 1G5

Kindly ensure that "Private and Confidential" is written on the envelope as well.

If your question relates to a Board committee matter, please address your note to the Chair of the appropriate committee.

Position Descriptions

Written position descriptions have been developed for the CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles. Copies of the position descriptions for the CEO, the Chair of the Board and the Chair of each committee of the Board are available on the Company's website at https://edrsilver.com/t/governance/.

In-camera Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of Management may attend only by invitation, and such invitations may only be extended for specific agenda items. The Board regularly holds in-camera meetings attended by the independent directors, in conjunction with Board meetings and each of its committee meetings. On certain occasions, the CEO is invited to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera meetings. During the year ended December 31, 2024, the independent directors held six Board meetings and six in- camera meetings. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent directors, as guests, and the Company's auditors, and two in-camera Compensation Committee meetings were held during the year that were attended only by the Compensation members, and other independent directors, as guests.

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Meeting Attendance

Attendance for all members standing for re-election is disclosed in their relevant profiles. Mr. Campoy, who is not standing for re-election to the Board, attended 5 of the 6 Board meetings, 3 of 4 Audit Committee meetings, 2 of 2 of the Compensation Committee meetings during 2024.

Board Orientation and Continuing Education

The Company's general education programs are overseen by the CG&NC. See "Nomination of Directors" and "Committees of the Board" below for the responsibilities of the CG&NC.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with the Company and its business. New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Code of Business Conduct and Ethics, Governance Guidelines and Board Mandate, Committee charters and the Company's policies), descriptions of our organizational structure, operational reports, strategic plans and budgets, compensation plans, investor presentations and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a reasonable period after joining the Board. New directors are also invited to sit in on meetings of committees of which they are not a member to get an understanding on how these committees operate.

Continuing education for all members of the Board is conducted primarily on an informal basis. Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, directors have full access to the Company's records and meet directly with Management as required.

Directors are encouraged to visit the Company's operations, and the Company strives to have at least one Board meeting per year include a tour of a Company site. The Company also organizes site visits for directors, so they gain additional insights into various aspects of the Company's business and global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions. During 2024, certain members of the Terronera Special Committee (ad hoc) also visited the Terronera project in January, March, June, September and October.

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex J. McLennan completed the ICD Director's Education Program in 2013 and earned the ICD.D designation in June 2013.

The following table provides details regarding each director's continuing education during the year ended December 31, 2024:

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Director		Course / Event
Rex J. McLennan (Chair)	•	PDAC Convention
	•	Site visit - Jalisco, Mexico (October 30, 2024)
	•	Attended Sustainability Committee Presentation, Endeavour Silver: Global Industry Standard on Tailings Management (GISTM) by Mike Henderson (March 7, 2024)
Margaret M. Beck	•	PDAC Convention
	•	Site visit - Jalisco, Mexico (June 3-5, 2024)
	•	Site visit - Jalisco, Mexico (September 2-4, 2024)
	•	Attended Sustainability Committee Presentation, Endeavour Silver: Global Industry Standard on Tailings Management (GISTM) by Mike Henderson (March 7, 2024)
Daniel Dickson	•	PDAC Convention
	•	BMO Mining & Metals Conference
	•	Precious Metals Conference Beaver Creek
	•	Site visit - Jalisco, Mexico (January 17-18, 2024)
	•	Site visit - Jalisco, Mexico (March 25-27, 2024)
	•	Site visit - Jalisco, Mexico (September 2 - 4, 2024)
	•	Site visit - Jalisco, Mexico (October 28 - 30, 2024)
	•	Attended Sustainability Committee Presentation, Endeavour Silver: Global Industry Standard on Tailings Management (GISTM) by Mike Henderson (March 7, 2024)
Amy Jacobsen	•	Site visit - Jalisco, Mexico (January 17-18, 2024)
	•	Site visit - Jalisco, Mexico (June 3-5, 2024)
	•	Site visit - Jalisco, Mexico (September 2 - 4, 2024)
	•	Revision of Graduate Course at Colorado School of Mines (August 2024)
	•	Audit Committee Effectiveness, Institute of Corporate Directors
	•	Attended Sustainability Committee Presentation, Endeavour Silver: Global Industry Standard on Tailings Management (GISTM) by Mike Henderson (March 7, 2024)
Angela Johnson	•	Roundup Conference, AME (January 20-23, 2024)
	•	Presented on a panel at the Precious Metals Energy Transition Summit, D.C., Washington, Precious Metals (April 29-30, 2024)
	•	Sustainability Summit, Sweden, Lundin Mining (May 25-30, 2024)
	•	Site visit - Zinkgruven Mine, Sweden, Lundin Mining (May 28, 2024)
	•	Attended various webinars and presentations offered by Nasdaq, CIRI, Marsh, Osler, EGBC
	•	Site visit - Jalisco, Mexico (September 2 - 4, 2024)
	•	Site visit - Eagle Mine, Michigan, Lundin Mining (September 15-16, 2024)
Kenneth Pickering	•	Site visit - Jalisco, Mexico (January 17-18, 2024)
	•	Site visit - Jalisco, Mexico (March 25-27, 2024)
	•	Site visit - Jalisco, Mexico (June 3-5, 2024)
	•	Site visit - Jalisco, Mexico (September 2 - 4, 2024)
	•	Site visit - Jalisco, Mexico (October 27 - 29, 2024)
	•	Developing a watershed Risk Management Framework (1)
	•	Design Flood Hydrology for B.C. Natural resource Professionals (1)
	•	Metal Leaching and Acid Rock Drainage (1)
	•	Climate Change Impact on Water Systems (1)
	•	Coaches Corner: Five Keyways to Great Coaching (1)
	•	Attended Sustainability Committee Presentation, Endeavour Silver: Global Industry Standard on Tailings Management (GISTM) by Mike Henderson (March 7, 2024)
Mario D. Szotlender	•	Mine site visit, Fortuna Mining Corp (January 2024)
	•	Mine site visit, Fortuna Mining Corp (May 2024)
	•	Long-Term Gold Projections, Fortuna/CPM Group (November 30, 2024)
	•	Electronic Trading & Non-Fundamental Investors, Fortuna/National Bank (November 30, 2024)
	•	Property site visit, Fortuna Mining (December 2024)
	•	Attended Sustainability Committee Presentation, Endeavour Silver: Global Industry Standard on Tailings Management (GISTM) by Mike Henderson (March 7, 2024)

Notes to this section:

(1) Provided by the BC Professional Engineers and Geologists

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Board and Director Assessments

The CG&NC is tasked with assessing at least annually the effectiveness and contribution of the Board, its committees and individual directors. The assessment is conducted through formal, written questionnaires to each director. The CG&NC then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

In January 2025, the CG&NC solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees, and their respective members. The most recent report was delivered to the Board in March 2025.

Nomination of Directors

The Company's director nomination program is overseen by the CG&NC. The CG&NC annually reviews the skills, expertise, and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in March 2025.

The CG&NC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CG&NC has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered. See "Corporate Governance and Nominating Committee" for a description of the responsibilities, powers and operation of the CG&NC.

Diversity Policy

The Company's guiding principle is to recruit and retain directors and management on the basis of merit - knowledge, experience, expertise and leadership qualities. We recognize the value of diversity among its directors and Management and has adopted a diversity policy (the "Diversity Policy") as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The Diversity Policy sets a target of achieving at least 30% representation of women on the Board by the Company's 2025 annual meeting of shareholders. Three of the Company's seven director nominees (42.85%) are women. One of the director nominees has a Latino background.

Under the Diversity Policy, the CG&NC must consider various diversity criteria, including race and gender diversity, when assessing the optimal composition of the Board and recommending nominees to fill Board vacancies. In particular, the CG&NC must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board positions, and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. If no women are selected from the list of candidates recommended for a Board position, the Board must have objective reasons to support such a determination. A copy of the Diversity Policy is available on our website at https://edrsilver.com/t/governance/.

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The Company has not adopted a target regarding women in executive officer positions of the Company. Currently 17% of the Company's executive officers are female. Pursuant to the Diversity Policy, Management of the Company will seek to have at least one-woman candidate under consideration for any new senior management positions to be filled.

If all director nominees are elected at the Meeting, the Company will continue to meet the target of 30% female directors in 2025 with three directors on the Board of seven directors being women (42.85%). The Board and Management will consider executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

The Company uses best practices to obtain sufficient applicants for open officer positions, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools.

	Rex J. McLennan (Board Chair)	Margaret M. Beck	Daniel Dickson	Amy Jacobsen	Angela Johnson	Kenneth Pickering	Mario D. Szotlender	Total (of 7)
Gender: Male	✓		✓			✓	✓	4 (57%)
Gender: Female		✓		✓	✓			3 (43%)
Independent	✓	✓		✓	✓	✓	✓	6 (86%)
Hispanic or Latino							✓	1 (14%)
Caucasian	✓	✓	✓	✓	✓	✓		6 (86%)

Director Term Limits and Retirement

The Company has not adopted director term limits or other formal mechanisms for Board renewal. The Company believes that its Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the CG&NC and the annual board assessment process, the Board can consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs.

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Further, the Company makes long term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the CG&NC believes that other policies of the Board, including the Board and director self assessment process, provide effective mechanisms to promote periodic Board renewal.

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NYSE Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of NYSE, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002.

Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement: The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. The Company's quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement: The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement: The Company will follow TSX rules for shareholder approval of new issuances of its common shares and for the approval of equity plans. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length. Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The Company will also follow TSX rules for shareholder approval of the Company's equity compensation plans rather than NYSE requirements. Under NYSE rules, shareholder approval is required for all equity compensation plans and any material revisions thereto. For "rolling" or "evergreen" equity plans, like the Company's, which reserve a set percentage of the Company's issued and outstanding shares under the plan, each increase pursuant to such formula is subject to shareholder approval unless the plan has a term of not more than ten years. TSX rules provide that all security-based compensation arrangements must be approved by a listed issuer's security holders at a meeting. This applies not only to plans, but also to individual stock options and entitlements not granted pursuant to an arrangement. Security holder approval is also required for any amendment to an arrangement or entitlement (e.g. an individual option or award), unless the plan permits such amendment without security holder approval. For evergreen plans, the TSX requires shareholder approval within three years after institution and within every three years thereafter.

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The election and composition of the Board: The NYSE requires that a majority of a listed company's board of directors be independent. The NYSE also requires that independent directors serve on the audit, compensation, and nominating/corporate governance committees. Foreign private issuers are not required to have a majority of independent directors on the board of directors and may follow its home country practices. Foreign private issuers are required, however, to disclose any significant ways in which their home-country practices differ from those followed by a domestic company.

In addition, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company shall make the disclosure of such transactions available on the Company's website at www.edrsilver.com.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on NYSE. In addition to having a separate Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 and 303A.07 of the NYSE Listed Company Manual, the Company's Board has established a separately designated (i) Compensation Committee that materially meets the requirements for a compensation committee under section 303A.05 of the NYSE Listed Company Manual, as currently in force, and (ii) a CG&NC that materially meets the requirements for a nominating committee under section 303A.04 of the NYSE Listed Company Manual. Each of the Compensation and the CG&NC is comprised of directors who meet independence requirements under Canadian National Instrument 52-110 - Audit Committees and the relevant sections of the NYSE Listed Company Manual.

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Committees of the Board

The current standing committees of the Board are: a) the Audit Committee, b) the CG&NC, c) the Compensation Committee, and d) the Sustainability Committee to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CG&NC annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers, and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CG&NC, and the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company's website at https://edrsilver.com/t/governance/.

Audit Committee

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee's role is to support the Board in meeting its responsibilities to shareholders of the Company, review and establish the independence of the external auditors, facilitate effective communication between management and the external auditors, provide a link between the external auditors and the Board, and increase the integrity and objectivity of financial reports and public disclosure. For more information about the Audit Committee, please refer to the section "Audit Committee" in our AIF for the year ended December 31, 2024, which is available on the Company's website, on SEDAR+ and on EDGAR. The full text of the Audit Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

Membership and Independence (100% Independent)

The Audit Committee is currently comprised of Margaret M. Beck (Chair), Ricardo M. Campoy, who is not standing for re-election to the Board, Rex J. McLennan, Kenneth Pickering, and Amy Jacobsen, all of whom are independent. The profiles for each committee member set out in the "Nominees for Election of Directors" section describe each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy

All members of the Audit Committee are considered financially literate. "Financially literate" means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

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Cybersecurity and Artificial Intelligence Risk Management

Our Company's cybersecurity and artificial intelligence (AI) risk management program focuses on ensuring the security and continuity of our business operations. We have adopted a formal IT security standard and utilize independent third parties to benchmark our IT systems and processes against it. We provide ongoing education and training for our workforce, including senior management and the Board. Management gives regular quarterly updates to the Audit Committee regarding the Company's cybersecurity program, including changes in potential cybersecurity risks and corresponding mitigation plans. The Company is addressing risks associated with AI through careful oversight and the development of responsible AI guidelines, which are currently under review by management.

As of the current date, we have not experienced any material cyber breaches in the last twelve months.

Corporate Governance & Nominating Committee

The CG&NC is responsible for, among other things, developing and recommending to the Board corporate governance principles applicable to the Company and identifying and recommending qualified individuals for nomination to the Board. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. The CG&NC is responsible for establishing and leading the process for identifying, recruiting, appointing, re- appointing and providing ongoing development for directors. The full text of the CG&NC Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

The CG&NC is tasked with the following corporate governance responsibilities:

a. reviewing and reassessing at least annually the adequacy of the Company's corporate governance procedures and recommending any proposed changes to the Board for approval;

b. reviewing and reassessing the adequacy of the CG&NC Charter annually and recommending any proposed changes to the Board for approval;

c. annually reviewing its own performance;

d. reviewing and recommending changes to the Board of the Code and considering any requests for waivers from the Code;

e. reviewing annually or more often if appropriate:

i. CG&NC members' qualifications and requirements,

ii. CG&NC structure (including authority to delegate) and

iii. CG&NC performance (including reporting to the Board); and

f. making recommendations to the Board, as appropriate based on its review.

The CG&NC is tasked with the following director nomination responsibilities:

a. recommending director candidates to the Board for consideration;

b. reviewing and making recommendations to the Board in respect of director resignations tendered pursuant to the Majority Voting Policy;

c. reviewing and recommending to the Board on an annual basis succession planning, leadership development and initiatives of the Company, which includes monitoring the progress and development of the Company's executive officers in accordance with the succession plans and annually reviewing the adequacy of succession candidates to foster timely and effective officer continuity;

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d. periodically reviewing the Company's executive management organizational structure and any proposals for changes to such structure, and recommending any significant organizational changes to the Board; and

e. recommending to the Board for approval any share ownership guidelines for senior executives and, on an annual basis, reporting to the Board the status of participant compliance with the Company's share ownership guidelines.

Membership and Independence (100% Independent)

The CG&NC is currently comprised of Rex J. McLennan (Chair), Margaret M. Beck and Mario D. Szotlender, all of whom are independent.

Compensation Committee

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The full text of the Compensation Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

The Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

a. review and assess the adequacy of the Compensation Committee Charter annually;

b. review the adequacy and form of compensation of senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;

c. review and recommend to the Board for approval policies relating to compensation of the Company's senior management and directors;

d. review the performance of the Company's senior management and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's senior management;

e. review and approve the corporate goals and objectives relevant to the compensation of the CEO, the Chief Operating Officer of the Company ("COO") and the Chief Financial Officer and other officers, evaluate their performance in light of these ("CFO") goals and objectives, and set their compensation based on this evaluation;

f. review and make recommendations to the Board with respect to pension, stock option and other incentive plans for the benefit of senior management;

g. oversee the administration of the Company's long-term incentive plans;

h. review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of compensation to be paid to members of the Board and the Board committees;

i. review the design and competitiveness of the Company's compensation and benefit programs generally;

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j. report to the Board of Directors on all matters reviewed and recommendations made by the Compensation Committee;

k. review and pre-approve the Company's executive compensation disclosure; and

l. follow the process established by it for all committees of the Board for assessing the performance of the Compensation Committee.

In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Membership and Independence (100% Independent)

The Compensation Committee is currently comprised of Ricardo M. Campoy (Chair), who is not standing for re-election to the Board, Angela Johnson, Kenneth Pickering and Mario D. Szotlender, all of whom are independent.

Sustainability Committee

The Sustainability Committee is responsible for assisting the Board with its oversight responsibilities with respect to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable business practices in the conduct of the Company's activities, and to maintain high standards of practice, including Health, Safety and Environmental ("HSE") management standards. This includes the integration of climate-related risks and opportunities into operational decisions and new projects. The Sustainability Committee oversees the three pillars of the Company's Sustainability Strategy, People, Planet and Business ("PPB"), and provides oversight of the PPB areas together with HSE matters and the development, approval and implementation of policies, standards, systems and responsible HSE work practices in all the Company's activities that affect employees, contractors and stakeholders. As part of its mandate, the Sustainability Committee also ensures that the integration of climate-related risks and opportunities into operational decisions and new projects and climate-related risks are considered in all aspects of business operations. The full text of the Sustainability Committee Charter is available for viewing on the Company's website at https://edrsilver.com/t/governance/.

Membership and Independence (100% Independent)

The Sustainability Committee is currently comprised of Kenneth Pickering (Chair), Angela Johnson, Mario D. Szotlender, and Amy Jacobsen, all of whom are independent.

Terronera Special Committee (Ad hoc)

The Terronera Special Committee has the responsibility of providing independent oversight and support to the management of the Terronera project. This includes reviewing project progress, advising on necessary actions, assessing project risk management procedures, and conducting periodic site visits to monitor development and performance. Additionally, the Terronera Special Committee is tasked with reviewing and recommending changes to its own charter on an annual basis.

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Membership and Independence (100% Independent)

The Terronera Special Committee is currently comprised of Kenneth Pickering (Chair), Margaret M. Beck, Ricardo Campoy, who is not standing for re-election to the Board, and Amy Jacobsen, all of whom are independent.

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Commitment to Responsible Mining

Mission and Values

Our mission is to find, build, and operate quality silver mines in a sustainable way to create value for our stakeholders. By continually improving what we do and how we do it, we aim to make a positive difference in peoples' lives.

Our ICARE values are the guideposts that shape everyday actions for management, our employees and business partners that are central to our culture and an essential element of our success.

The acronym ICARE stands for Integrity, Care, Attitude, Reliability and Excellence, which are the five values defined by our leadership team along with our employees, that unite us.

Sustainability at Endeavour Silver

Endeavour Silver's commitments to responsible mining guide our Sustainability strategy. Protecting the health and safety of our workforce and our host communities is our primary responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work. We have the policies, procedures and controls in place to ensure our workforce and suppliers are acting ethically and in accordance with regulations, and we strive to both minimize and mitigate the potential environmental impacts of our activities.

All of Endeavour Silver's policies and governance frameworks are available for review on the Company's website at https://edrsilver.com/t/governance/. Policies integral to executing the Company's Sustainability strategy, most of which were reviewed and enhanced in 2024, include:

• Code of Conduct & Ethics

• Supplier Standards of Conduct

• Anti-Bribery & Anti-Corruption Policy

• Sustainability Policy

• Human Rights Policy

• Diversity Policy

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Compensation of Executive Officers and Directors

Executive Compensation

The following executive compensation disclosure is provided in respect of each person who served as the Company's CEO or CFO during the financial year ended December 31, 2024, and each of the three other most highly compensated executive officers of the Company whose annual aggregate compensation exceeded C$150,000, collectively the "Named Executive Officers" or "NEOs".

During the Company's financial year ended December 31, 2024, the NEOs of the Company were Daniel Dickson (CEO), Elizabeth Senez (CFO), Donald Gray (Chief Operating Officer (COO)), Luis Castro (Senior Vice President, Exploration ("Senior VP, Exploration")), and Gregory Blaylock (Vice President, Operations ("VP, Operations")).

Compensation Discussion and Analysis

General

The Company's executive compensation program is overseen by the Compensation Committee. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company's executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company. See "Base Salary".

For 2024, total direct compensation ("Total Direct Compensation") for each of the NEOs, as well as for executive officers as a whole, consisted of a base salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options and performance share units ("PSUs"). The targeted Short-Term Incentive Plan of the Company ("STIP") and Long-Term Incentive compensation ("LTI") are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the Benchmark Group (as defined herein). Actual compensation is positioned above or below target as performance warrants. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options and PSUs, thereby increasing the mutuality of interest between executive officers and shareholders.

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No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company's compensation policies and practices. Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long-term decision-making by the Company's executives. A number of business risks were assessed and considered, while significant items included:

• Achieving safety results and meeting environmental requirements

• Resource estimation and reserve determination

• Achievement of annual production and cost targets in balance with long-term development requirements at our operations

• Appropriate stewardship of the Company's financial position

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

• Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of safety, growth, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.

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• Audit of key measurable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.

• Mix of short and long-term incentives: Incentive awards include a mix of annual and long- term awards which vest over time.

• Funding of incentive programs: The STIP is funded with current cash. The LTI program is funded by the issuance of options and performance share units. Both the STIP and LTI program may be changed, amended or suspended at any time at the Board's sole discretion. Our stock option and share unit plans limit the number of compensation shares that may be issued.

• Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2024 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

• Time horizon of payments or realization of value: STIP awards for 2024 were made in March 2025, following the performance year. The LTI program option awards vest over two years and have a five-year life. The recipients of these awards realize an increase or decrease in value based on share price. The LTI PSUs vest, subject to performance criteria, three years after grant date.

• Restrictions on hedging and derivative trading: Company's executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO's annual base salary. See also "Director Compensation - Retainer Fees" for minimum share ownership requirements adopted for non-employee directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company. The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. In 2013, the Compensation Committee initially retained Willis Towers Watson to provide independent analysis to support the Compensation Committee's process and analysis on executive and director compensation. Willis Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company's executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2020, the Compensation Committee retained Willis Tower Watson to review and update the historical analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group historically established. Based on the 2020 salary review, the 2021 NEOs' compensation was generally positioned within 10% of the targeted reference point of the 50th percentile.

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In 2022, the Compensation Committee retained Southlea Group LP to review and update the historical analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer historical group. In 2022, the benchmark group was updated to the current market and company circumstances while the target ranges previously established for base salary, STIP incentives and LTI incentives remained relatively unchanged.

The Company incurred the following fees in connection with its engagement of compensation consultants over the past three years:

Year	Executive Compensation Related Fees	All Other Fees (C$)
2022	42,000	Nil
2023	Nil	Nil
2024	Nil	Nil

In 2022 and thereafter, the 15 companies in the benchmark group (the "Benchmark Group") were:

Aris Mining Corporation	Gatos Silver Inc.	MAG Silver Corp.
Aura Minerals Inc	Gold Resources Inc.	McEwen Mining Inc.
Calibre Mining Corporation	Gold Resource Corporation	Orla Mining Ltd.
First Majestic Silver Corp.	Hecla Mining Ltd.	Silvercorp Metals Inc.
Fortuna Mining Corp.	Jaguar Mining Inc.	Victoria Gold. Corp.

Based on the 2022 market analysis, the NEOs' base salaries were positioned around the 50th percentile on average in 2022 and total direct compensation, which includes STIP and LTIP targets, were positioned around the 75th percentile on average in 2022.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management. The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures. The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year. The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

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The STIP is based on a formula which includes:

1. Target Eligible Bonus

2. Corporate and Department Percent Target Award Levels ("Percent Target Award Levels")

3. Individual Performance Factor

The award formula is as follows:

Calculate	How Calculated
Corporate Incentive =	Target Eligible Bonus X Corporate Achievement X Corporate Weight for that Executive
Individual Incentive =	Target Eligible Bonus X Individual Achievement X Individual Weight for that Executive
STIP =	Corporate Incentive + Individual Incentive

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

Position	2023 Target Eligible Bonus (% of Base Salary)	2024 Target Eligible Bonus (% of Base Salary)	2025 Target Eligible Bonus (% of Base Salary)
CEO	80%	80%	80%
CFO	75%	75%	75%
COO	75%	75%	75%
Senior VP, Exploration	60%	60%	60%
VP, Operations	55%	50%	50%

The Percent Target Award Level is based on combined corporate and department goals for the Company. The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target. In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting. In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting ("other corporate goals"). Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: (i) the individual's performance; (ii) department performance; and (iii) overall impact to the Company's results.

The specific corporate and department goals with corresponding weighting and achievement for 2024 were as follows:

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Corporate Goals	Weighting	Target	Achievement
Sustainability	10%	No Fatalities	10%
	5%	Maintain Mine Reportable Incident Rate Below Factor of 1.5	0%
	2.5%	Zero Material Discharges or Harmful Spills	2.5%
	7.5%	Advance Three Year Sustainability Strategy	7.5%
Operations	5%	Meet Production Targets	0%
	5%	Meet Development Metre Targets	0%
	5%	Less Than $22.50 AIS(1) Cost Per Ounce	0%
	5%	Meet Direct Operating Cost Per Tonne (1)	5%
	5%	Meet Budgeted EBITDA(1) Per Share - Stretched	10%
Growth	10%	Complete Capital Funding - Stretched	20%
	5%	Increase Silver Equivalent Resources on Greenfield Projects	5%
	5%	Replace Silver Equivalent Resources at Operations	0%
	5%	Advance Pitarrilla Engineering Studies	5%
	20%	Advance Terronera Development on Budget and Timeline	0%
	5%	Significant Acquisition / Divestiture	0%
	-	Board Discretionary Adjustment	10%
Target Weighting	100%	Percent Target Award	75%

(1) All-in-Sustaining ("AIS") Cash Costs, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Direct Operating Cost per Tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs, EBITDA and Direct Operating Cost per Tonne are provided to investors and used by management as a measure of the Company's operating performance. See "Non-IFRS Measures" in the Company's MD&A for the year ended December 31, 2024 filed at www.sedarplus.ca for further information.

As indicated in the table above, for 2024, the executive team achieved a Percent Target Award Level of 75%. The Compensation Committee provided specific individual goals and targets with weightings for 2024 and assessed individual performance of the executive team compared to their respective specific targets. The Board of Directors has the discretion to adjust the individual results for each executive to reflect additional efforts and awarded a 10% discretionary increase to the corporate achievement rate in recognition of the successful actions taken by management following the trunnion failure in August 2024, which impacted the production and cost target achievements. The Board of Directors also reviewed the individual results for the CFO, COO, Senior VP, Exploration, and VP, Operations resulting in the following Individual Performance Achievement Factors:

Position	Individual Performance Achievement Factor	Weighting Corporate/Individual
CEO	N/A	100/0%
CFO	90%	80/20
COO	30%	80/20
Senior VP, Exploration	30%	80/20
VP, Operations	50%	60/40

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Corporate Goals	Weighting	Target	Achievement
Chief Financial Officer	25%	Capital Funding	50%
	10%	Value Added Tax Collection	10%
	5%	Significant Acquisition / Divestiture	0%
	15%	Improve Monthly Reporting	15%
	15%	Ensure No Material Weakness in Internal Controls	15%
	10%	Advance Terronera Development on Budget and Timeline	0%
	20%	Tax Planning Strategies with Significant Impact	0%
Chief Operating Officer	15%	Maintain Mine Reportable Incident Rate Factor Below 1.5	0%
	40%	Advance Terronera Development on Budget and Timeline	0%
	15%	Meet Production Targets	0%
	15%	Operating Cost Per Tonne (Excluding Royalties/Toll Ore)	15%
	5%	Capital Funding	10%
	5%	Ensure No Material Weakness in Internal Controls	5%
	5%	Significant Acquisition / Divestiture	0%
Senior VP, Exploration	10%	Grow Silver Equivalent Resources at Greenfield Projects	10%
	20%	Advance Scoping Studies/Permits at Pitarrilla or Parral	20%
	30%	Replace Silver Equivalent Resources at Operations	0%
	20%	Deliver Partner Chile Exploration	0%
	20%	Significant Acquisition / Divestiture	0%
VP, Operations	15%	No Fatalities	15%
	15%	Advance Terronera Development on Budget and Timeline	0%
	10%	Maintain Mine Reportable Incident Rate Factor Below 1.5	0%
	15%	Meet Production Targets	0%
	10%	Meet Planned Development Meters	0%
	25%	Operating Cost Per Tonne (Excluding Royalties/Toll Ore)	25%
	10%	Ensure No Material Weaknesses in Internal Controls	10%

Executive Compensation Clawback Policy

On November 3, 2023, the Board adopted an executive compensation clawback policy (the "Clawback Policy") designed to comply with Section 10D of the U.S. Exchange Act and the related rules and listing standards of NYSE. The Clawback Policy provides for the recovery of erroneously awarded incentive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements filed with the United States Securities and Exchange Commission due to material noncompliance of the Company with any financial reporting requirements under the United States federal securities laws. The Clawback Policy is administered by the Board or, if so, designated by the Board, the Compensation Committee of the Board.

In the event that the Company is required to prepare an accounting restatement, the Company is required to promptly seek recovery of any excess incentive compensation granted, earned, vested or received (including bonuses or awards under the Company's short and long-term incentive plans) by executive officers during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such accounting restatement.

The Board has sole discretion in determining the method(s) for recovering any excess incentive compensation, which may include: (i) reimbursement of prior incentive compensation; (ii) forfeiture of any incentive compensation contribution; (iii) offsetting the recovered amount from any future incentive compensation; (iv) any other remedial or recovery action permitted by law; and (v) some combination of the foregoing.

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The Company may not seek recovery to the extent its committee of independent directors responsible for executive compensation decisions, or in the absence of such a committee, a majority of the independent directors serving on the Board, makes a determination that recovery would be impracticable and the following conditions are met: (A) the direct expense paid to a third party to assist in enforcing the Clawback Policy would exceed the amount to be recovered (and only after the Company makes a reasonable attempt to recover such erroneously awarded compensation, documents such reasonable attempt(s) to recover, and provides that documentation to NYSE), (B) recovery would violate home country law where that law was adopted prior to November 28, 2022 (and only after the Company obtains an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation, and provides such opinion to NYSE), and (C) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

The Clawback Policy applies to any incentive compensation received by executive officers for years commencing with the Company's 2024 financial year. Incentive compensation granted or received by executive officers prior to 2023 remain subject to the Company's prior Executive Compensation Clawback Policy dated March 9, 2016.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the "Stock Option Plan"). The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual. The Compensation Committee considers option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company's performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board. The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management's recommendations and who, once satisfied, provide their recommendation to the Board. The number of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company. Previous option grants to an optionee are not considered when considering new option grants to the optionee. The Compensation Committee's recommendation to the Board includes the number of options to be granted to independent directors and these options are typically issued once a year. The options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company's NEOs, including LTI compensation. It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2023 and 2024 has been targeted as follows:

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Position	2024 Target LTI Compensation (% of Base Salary)	2025 Target LTI Compensation (% of Base Salary)
CEO	165%	165%
CFO	150%	150%
COO	150%	150%
Senior VP, Exploration	125%	125%
VP, Operations	100%	100%

The Stock Option Plan presently includes the following provisions including after amendments to the Stock Option Plan in Amendment No. 6 to the Stock Option Plan that was approved by the Board on March 26, 2024, and by the shareholders of the Company on May 28, 2024:

• The Stock Option Plan provides for the issuance of options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company. Options are issued at the discretion of a committee of the Company's Board, which is presently the Compensation Committee.

• The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 5% of the issued and outstanding Common Shares at any time and from time to time.

• The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security-based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).

• The issuance to insiders of the Company of Common Shares, within any 12-month period pursuant to the Stock Option Plan and any other security-based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).

• The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).

• The number of Common Shares that are issuable to non-employee or non-executive directors (collectively, "non employee directors") under the Stock Option Plan and any other equity compensation plan of the Company shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per-director, of which no more than U.S.$100,000 may be in the form of options.

• The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the "Market Price" of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.

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• An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the "Right") when entitled to exercise an option. The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price. The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.

• Options granted may have a vesting period as required by the Board on a case-by-case basis. In the event a bona fide offer for shares is made to the optionee or to shareholders of the Company which include the optionee, which offer if accepted would result in the offeror becoming a control person of the Company, then such options held by the optionee would be immediately vested and exercisable. The automatic acceleration of vesting upon a change of control would occur only if the Stock Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, then accelerated vesting would only occur if the participant is "terminated without cause" within six months from the date of the change of control.

• Options may be granted for a term not exceeding 10 years, subject to extension where the expiry date falls within a blackout period.

• Notwithstanding the expiry date of any option, the expiry date of an option shall be extended to the tenth trading day following the last day of a blackout period if the expiry date of the option would otherwise occur in a blackout period or within ten trading days of a blackout period.

• If an optionee ceases to be eligible to be a participant under the Stock Option Plan as a result of their termination for cause, then all options held by the optionee, whether vested or not, as at the termination date shall automatically and immediately expire and are cancelled and forfeited to the Company on the termination date.

• Except as may otherwise be set out in an optionee's employment agreement, where an optionee's employment terminates (for any reason other than death, for cause or retirement), then: (a) any options held by the optionee that are exercisable at the termination date continue to be exercisable by the optionee until the earlier of: (i) the date that is ninety (90) days after the termination date; and (ii) the date on which the exercise period of the particular option expires, or such date as is otherwise determined by the Board; (b) any options held by the optionee that are not yet vested at the termination date immediately expire and are cancelled and forfeited to the Company on the termination date; and (c) the eligibility of an optionee to receive further grants under the Stock Option Plan ceases as of the date that the Company or a subsidiary, as the case may be, provides the optionee with written notification that the optionee's employment is terminated, notwithstanding that such date may be prior to the termination date.

• If an optionee retires (as determined in accordance with the Company's retirement policy), such optionee may exercise vested options at any time during the unexpired term of the option. Options which have not fully vested at the retirement date immediately expire and are cancelled and forfeited to the Company.

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• Shares subject to but not issued or delivered under an option which expires or terminates shall again be available for option under the Stock Option Plan.

• A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.

• An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.

• In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee's personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).

• The Board may alter, suspend or discontinue the Stock Option Plan or any option subject to the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.

• Shareholder approval shall also be required for any amendment that (i) amends the amendment provisions of the Stock Option Plan, (ii) amends the Stock Option Plan to either remove or restrict provisions relating to non-employee director participation, and (iii) any other amendment which requires shareholder approval under the rules of the TSX or NYSE, as applicable.

Subject to certain limitations as described in the Stock Option Plan, the Board has the authority to amend the Stock Option Plan without shareholder approval if and when it is advisable in the absolute discretion of the Board. Such amendments include, without limitation:

1) amendments of a "housekeeping" nature;

2) a change to the vesting provisions of options granted pursuant to the Stock Option Plan; and

3) a change to the termination provisions of options granted under the Stock Option Plan which does not entail an extension beyond the original expiry date.

The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The Stock Option Plan includes a "U.S. Addendum" to the Stock Option Plan in order for the Stock Option Plan to permit the award to U.S. taxpayers of Options that can be either non- qualified stock options that do not meet the requirements of Section 422 of the United States Internal Revenue Code ("Nonqualified Options") or incentive stock options ("ISOs") that are qualified under Section 422 of the United States Internal Revenue Code (provided that the number of Common Shares available for granting ISOs under the Stock Option Plan may not exceed 4,000,000). ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Stock Option Plan who are subject to United States federal income tax. However, the Company may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of the Company's United States corporate income taxes.

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The Stock Option Plan does not require that options awarded to United States participants in the Stock Option Plan be ISOs; the Company has discretion to award either ISOs or Nonqualified Options.

The policies of the TSX require that the unallocated entitlements under all security-based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last approved the unallocated options grantable under the Stock Option Plan at the annual general meeting held on May 28, 2024 and, accordingly, the next shareholder approval must be obtained by May 28, 2027.

As of December 31, 2024, the Stock Option Plan authorized the issuance of 5% of the then issued and outstanding Common Shares (being a total of 13,116,193 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As of December 31, 2024, based on there being outstanding options to purchase a total of 3,181,491 Common Shares (representing approximately 1.2% of the then outstanding Common Shares), 9,934,702 additional Common Shares (representing approximately 3.8% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan.

Equity-Based Share Unit Plan

On March 26, 2024, the Board approved the Share Unit Plan for the Company which was then approved by the shareholders of the Company on May 28, 2024. Upon the implementation of the Share Unit Plan ("SU Plan"), the Company's existing PSU plan, as amended and DSU plan (as defined below) were phased out and no new awards of share units were to be granted under those plans, respectively. The SU Plan provides participants with the opportunity through share units ("SUs"), including restricted share units and PSUs, and through deferred share units ("DSUs") to acquire an ownership interest in the Company.

The SU Plan authorizes the Board to grant SUs to executive officers, employees (including full- time and permanent part-time employees) and consultants of the Company and its subsidiaries, but not to its directors who are employees or executive officers of the Company. SUs will be subject to any combination of time-based vesting or performance-based vesting conditions as the Board shall determine from time to time. The Board may modify performance goals relating to any SU as necessary to align them with the Company's corporate objectives if there are subsequent changes in the Company's business, operations or capital or corporate structure. For executive officers, the granting of SUs is formula based dependent on the target LTI compensation. For employees, the granting of SUs is predominately formula based but may be adjusted and prior grant amounts may be considered.

The Share Unit Plan also authorizes the Board to grant DSUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, as well as to its non-employee directors. DSUs may be subject to time-based vesting as the Board shall determine from time to time. DSUs will become payable at the time of an eligible participant's termination of office or employment with the Company. Currently, DSUs are only granted to non-employee directors and the granting of DSUs is formula based dependent on target compensation for annual grants and actual compensation for grants in lieu of cash for retainer fees.

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SUs and DSUs do not require the payment of any monetary consideration to the Company. Instead, SUs and DSUs represent the right to receive Common Shares, or a payment representing the value of the Common Shares, or a combination thereof following the attainment of vesting criteria determined at the time of the award and, in the case of DSUs, an eligible participant's termination of office or employment with the Company.

The key terms of the Share Unit Plan include the following:

• The Share Unit Plan is administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the Share Unit Plan).

• The maximum number of Common Shares that are issuable to settle SUs and DSUs under the Share Unit Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.

• The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company (including the Stock Option Plan) cannot exceed 10% of the issued and outstanding Common Shares.

• The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.

• The aggregate number of Common Shares reserved for issuance to any one person under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).

• The number of Common Shares that are issuable to non-employee directors of the Company under the Share Unit Plan and any other equity compensation plan of the Company, excluding Common shares underlying DSUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) US$150,000 worth of Common Shares annually per Participant who is a non- employee director, including other equity awards granted under any of the Company's other equity-based compensation plans.

• The initial value of a SU or DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or New DSU. "Market Price" with respect to a Common Share on any date for the purposes of the Share Unit Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or on NYSE if the Shares are not listed and posted for trading on TSX).

• No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.

• No DSUs may be redeemed prior to the participant's termination nor after December 31st of the year following the year of such termination.

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• Unless otherwise set forth in an award agreement, the Board may specify whether vested SUs or DSUs are to be settled pursuant to the share settlement and/or cash settlement procedures, with the default being share settlement if no settlement method has been so specified. If cash settlement is specified, the Company may either (a) pay the applicable cash amount from its treasury to the eligible participant or (b) issue that number of vested Common Shares to which the eligible participant is entitled to the order of a licensed securities broker who would then sell such Common Shares in the public market and deliver the net proceeds thereof to the eligible participant. If share settlement is elected, the Company will cause the vested Common Shares to be issued in certificated form to the eligible participant.

• If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.

• Unless otherwise determined by the Board, for retainer fees payable to non-employee directors, such director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the Share Unit Plan, specifying the percentage of retainer fees in respect of which the director elects to receive DSUs. Where the director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.

• Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Upon the Company paying a dividend on the Common Shares, the number of SUs or DSUs in a participant's account shall be increased by a number equal to: (i) the amount of the dividend paid per Common Share multiplied by (ii) the number of SUs or DSUs in the participant's account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate.

• A participant under the Share Unit Plan may not sell, assign, or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

• In the event of a "Change in Control" (as defined in the Share Unit Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control, as defined in the Share Unit Plan. In the event that the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved at the greater of (i) the target level of achievement and (ii) the actual level of achievement as determined by the Board, acting reasonably, and to become payable as at such CIC Date.

• If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the Share Unit  Plan) within 12 calendar months after a Change in Control: (a) each vested and exercisable award or Alternative Award then held by the participant shall remain exercisable for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested and non-exercisable award or Alternative Award then held by the participant shall become exercisable upon such termination or such resignation and shall remain exercisable for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire. In such event, the applicable timing of settlement of SUs and DSUs will be as set forth in the Share Unit Plan.

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• Shareholder approval shall be required for any amendment that:

a) removes or exceeds the limits under the Share Unit Plan on participation by insiders,

b) increases the maximum number of Common Shares issuable under the Share Unit Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

c) amends the Share Unit Plan so as to permit grants of SUs to non-employee directors or amendments that increase limits previously imposed on non-employee director participation,

d) allows for the transfer or assignment of awards other than as provided in the Share Unit Plan,

e) amends the amendment provisions of the Share Unit Plan or

f) otherwise requires shareholder approval under the rules of the TSX or NYSE, as applicable.

• Subject to the foregoing, the Board may, without shareholder approval, amend or suspend any provision of the Share Unit Plan, or terminate the Share Unit Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may make the following types of amendments without seeking shareholder approval:

a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Share Unit Plan or to correct or supplement any provision of the Share Unit Plan that is inconsistent with any other provision of the Share Unit Plan,

b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE),

c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the Share Unit Plan,

d) changes to the provisions of the Share Unit Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

e) the cancellation of an award,

f) amendments necessary to suspend or terminate the Share Unit Plan, or

g) any other amendment to the Share Unit Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE.

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• Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the Share Unit Plan), SUs and DSUs will be treated as follows:

a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the Share Unit Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the Share Unit Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event. All vested SUs or DSUs shall be settled according to the settlement methods provided in the Share Unit Plan.

Further to the above-mentioned policies of the TSX regarding security-based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, the Company must obtain approval of the unallocated awards grantable under the Share Unit Plan by May 28, 2027.

In 2024, 635,000 PSUs were granted by the Company under the SU Plan as part of management's LTI. The performance measure adopted for this award was based on the total return earned by a shareholder ("TSR") holding Common Shares of the Company at the end of a three-year period relative to the TSR of the Global X Silver Miners ETF (NYSE: SIL).

In 2024, 234,763 DSUs were granted by the Company under the SU Plan as part of independent director's long-term incentive.

As at December 31, 2024, the Share Unit Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 3,934,858 Common Shares as at that date) in connection with SUs and DSUs that were outstanding or that may be granted in the future. As of December 31, 2024, based on there being outstanding SUs and DSUs of 1,642,841 (representing approximately 0.63% of the then outstanding Common Shares), 2,292,017 additional Common Shares (representing approximately 0.87% of the then outstanding Common Shares) were then available for future grants under the Share Unit Plan.

Annual Burn Rate

The burn rate is the number of securities granted annually under each of the Company's security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding. The SUs issued under the Share Unit Plan in 2023 and 2024 are subject to a performance payout multiplier between 0% and 200%. The performance payout multiplier is based on the Company's TSR at the end of a three-year period relative to the Global X Silver Miners ETF (NYSE: SIL). For purposes of the table below, the performance multiplier is assumed to be 100%.

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Plan Name	2022	2023	2024
Stock Option Plan - Stock Options	0.40%	0.55%	0.82%
Share Unit Plan - SUs and DSUs	0.23%	0.36%	0.36%
Total Annual Burn Rate	0.63%	0.91%	1.18%

Compensation Governance

The Compensation Committee is comprised of four independent directors, Ricardo Campoy (Chair), who is not standing for re-election to the Board, Angela Johnson, Mario Szotlender and Kenneth Pickering. Messrs. Campoy, Szotlender and Pickering, and Ms. Johnson have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices. The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee's responsibilities, powers and operation are described in "Committees of the Board" - Compensation Committee".

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares of the Company for the period from January 1, 2020 to December 31, 2024 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Venture Precious Metals & Minerals (Sub Industry) Index. Dollar amounts in the following graph refer to Canadian dollars (C$).

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	Dec. 31/20 (C$)	Dec. 31/21 (C$)	Dec. 31/22 (C$)	Dec. 31/23 (C$)	Dec. 31/24 (C$)
Endeavour Silver Corp.	$218.71	$181.97	$148.98	$88.44	$179.25
S&P/TSX Composite Index	$129.76	$162.32	$152.83	$170.79	$207.77
S&P/TSX Venture Precious Metals & Minerals (Sub Industry) Index	$296.66	$205.20	$146.88	$97.73	$86.24

The Company's performance shown by this graph is similar to the precious metals and minerals index over this period, with some divergence in 2024 when Endeavour's share price improved relative to the precious metals and minerals index. Typically, the Company's share price is reactive to changes in the trading price of silver; in 2020 the silver price started range bound $15-$20 per ounce and then went through volatility in the second half of the year, reaching a high of $28 per ounce. The silver price stayed at these levels, between $22 and $26 per ounce during 2021, 2022, 2023 and into early 2024. At this point the silver price saw new heights, touching $35 per ounce in October 2024.

The Company experienced operational cost challenges at the end of 2023, notably at Guanaceví, explaining the lower share price during this time, which were resolved in the first half of 2024. Furthermore, the progression of construction at the Terronera project during 2024 also bolstered investor confidence and correspondingly the share price.

During this period, executive compensation in total has remained relatively consistent with modest increases for executives whose employment has spanned this period; the CEO total compensation increased less than 5% per year during the past 4 years. Executives who joined part way through the year saw an increase in their second year reflecting the full year compensation. The Company experienced significant industry wide cost pressures, as well as operational cost challenges at its largest operating mine, Guanaceví, during 2023 and 2024, issues which were resolved under the leadership of the executive team.

From time to time, the Company retains an independent external advisory firm to benchmark management compensation resulting in compensation adjustments to suitably position executive compensation amongst its peers. The management team, under the supervision of the Board, perform annual compensation reviews using latest peer information to ensure appropriate and competitive retention methods and values are being used for all staff, including executives.

The STIP balanced approach allows short-term incentive to expand and contract with short- term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of LTIs makes up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company's operating performance has been the primary driver for any deviation of the Company's share performance relative to the indexes, and historically NEOs' total compensation decreased because of the STIP design. For 2022 through 2024, there has been a modest increase in the NEOs' compensation, despite a small decrease in STIP, because of the competitive field for recruiting and retaining executives in the mining sector, including inflationary pressures in Canada and Mexico. During 2024 there was an increase in NEOs salary compensation, primarily to align with target compensation in relation to the Company's peer group.

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Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company's three financial years ended December 31, 2024 by the NEOs.

Name and principal position	Year	Salary ($) (3)	Share- based awards ($) (4)	Option- based awards ($) (1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans (2)	Long- term incentive plans
DANIEL	2024	401,753	487,200	332,419	241,052	Nil	Nil	Nil	1,462,424
DICKSON	2023	407,569	403,249	325,636	260,889	Nil	Nil	Nil	1,397,343
CEO	2022	331,131	298,177	294,744	277,715	Nil	Nil	Nil	1,201,767
ELIZABETH							Nil	Nil
SENEZ	2024	237,400	263,900	179,871	182,706	Nil			863,877

CFO (5)

DONALD	2024	310,446	342,200	234,515	153,671	Nil	Nil	Nil	1,040,831
GRAY	2023	314,939	279,731	229,091	191,359	Nil	Nil	Nil	1,015,120
COO	2022	312,735	253,451	256,299	234,185	Nil	Nil	Nil	1,056,670
LUIS	2024	252,009	214,600	124,566	99,795	Nil	Nil	Nil	690,971
CASTRO
	2023	255,657	167,112	135,818	111,997	Nil	Nil	Nil	670,584
Senior VP,
	2022	220,754	154,058	151,216	136,213	Nil	Nil	Nil	662,241
Exploration

GREGORY
BLAYLOCK	2024	292,184	232,000	115,605	94,960	Nil	Nil	46,096	780,845
VP,
	2023	162,204	174,379	147,467	68,248	Nil	Nil	Nil	552,298
Operations (6)

1. The grant date fair value of each option granted during the years ended December 31, 2022, 2023 and 2024 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 66.23% (in 2022), 69.54% (in 2023) and 66.48% (in 2024); risk free interest rate of 2.2% (in 2022), 3.84% (in 2023) and 3.92% (in 2024); expected option life of 4 years (in 2022), 4 years (in 2023) and 3 and 4 years (in 2024); and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the date of grant.

2. Comprised of performance bonuses earned during the indicated year, paid during or subsequent to the year end, paid in C$ and translated to US$ at the average exchange rate for the year of C$1.00=US$0.730 for 2024, C$1.00=US$0.741 for 2023, and C$1.00=US$0.734 for 2022.

3. Amount paid/earned in C$ and translated to US$ at the yearly average exchange. No compensation amount received by Mr. Dickson related to his director role.

4. Amounts represent the grant date fair market value of SUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date of C$1.00=US$0.732 (based on the C$2.89 closing price of the Common Shares on TSX on that date) for 2024, C$1.00=US$0.732 (based on the C$4.12 closing price of the Common Shares on TSX on that date) for 2023, and C$1.00=US$0.796 (based on the C$6.24 closing price of the Common Shares on TSX on that date) for 2022.

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5. Ms. Senez was appointed as CFO effective January 1, 2024.

6. Mr. Blaylock joined the Company on June 14, 2023.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as of December 31, 2024.

Name	Number of securities underlying unexercised options (#)	Option-based Awards			Share-based Awards
		Option exercise price ($) (1)	Option expiration date	Value of unexercised in-the money options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($) (9)	Market or payout value of vested share- based awards not paid out or distributed ($)
	256,000	1.49	March 2, 2025	557,481
DANIEL	108,000	4.80	March 5, 2026	Nil	60,000 (6)	219,992	N/A
	115,000	4.34	March 24, 2027	Nil	111,000 (7)	406,986
DICKSON
	199,000 (3)	2.87	March 7, 2028	159,220	168,000 (8)	615,979

	292,000 (4)	2.01	March 13, 2029	483,510
ELIZABETH	125,000 (4)	2.01	March 13, 2029	206,982	91,000 (8)	333,655	N/A
SENEZ

DONALD	93,000	4.80	March 5, 2026	Nil	51,000 (6)	186,994	N/A
	56,000 (3)	2.87	March 7, 2028	44,806	77,000 (7)	282,324
GRAY
	164,800 (4)	2.01	March 13, 2029	272,885	118,000 (8)	432,652

	55,000	4.80	March 5, 2026	Nil	31,000 (6)	113,663
LUIS	59,000	4.34	March 24, 2027	Nil			N/A
					46,000 (7)	168,661
CASTRO	83,000 (3)	2.87	March 7, 2028	66,408
					80,000 (8)	293,323
	139,000 (4)	2.01	March 13, 2029	230,164

GREGORY	35,200 (5)	2.84	June 14, 2028	29,143	48,000 (7)	175,994	N/A
BLAYLOCK
	77,400 (4)	2.01	March 13, 2029	128,163	74,000 (8)	271,324

1. All option-based awards are made in C$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2024 exchange rate of C$1.00=US$0.696.

2. Represents the difference between the market value of the Common Shares underlying the options on December 31, 2024 (based on the C$5.87 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2024 exchange rate of C$1.00=US$0.696.

3. As of December 31, 2024, 80% of these options had vested and an additional 20% would vest on March 7, 2025.

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4. As of December 31, 2024, 40% of these options had vested, and an additional 20% would vest on each of March 13, 2025, September 13, 2025 and March 13, 2026.

5. As of December 31, 2024, 80% of these options had vested, and an additional 20% would vest on each of June 14, 2025.

6. Relates to SUs, 100% of which vested on March 23, 2025, subject to redemption restriction due to a blackout period.

7. Relates to SUs, 100% of which would vest on March 7, 2026.

8. Relates to SUs, 100% of which would vest on March 13, 2027.

9. The market value of the SUs that have not vested is based on the market value of the Common Shares underlying the SUs on December 31, 2024 (based on the C$5.27 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2024 exchange rate of C$1.00=US$0.696.

Incentive plan awards-value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2024.

Name	Option-based awards - Value vested during the year ($) (1)	Share-based awards - Value vested during the year ($) (2)	Non-equity incentive plan compensation - Value earned during the year ($) (3)
DANIEL DICKSON	91,154	Nil	241,052
ELIZABETH SENEZ	49,323	Nil	182,706
DONALD GRAY	64,308	Nil	153,671
LUIS CASTRO	43,392	Nil	99,795
GREGORY BLAYLOCK	69,196	Nil	94,960

1. All option-based awards are denominated in C$. The value of option-based awards vested in the year are translated at the foreign exchange rate in effect at the date of vesting.

2. The 2021 share-based awards, PSUs, did not vest in March 2024 as the performance criteria were not met.

3. Amount paid in C$ and translated to US$ at the 2024 average exchange rate of C$1.00=US$0.696.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During 2024, the Company had employment agreements or arrangements which included change of control provisions with each of the following NEOs (Daniel Dickson, Elizabeth Senez, Donald Gray, Luis Castro, and Gregory Blaylock). The change of control provisions recognizes the critical nature of these positions, and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2024, the total cost to the Company of related payments to the NEOs is estimated at C$ 4,483,145 (US$ 3,119,094).

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The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2024. Further details of the provisions for each NEO as of December 31, 2024 are described after the table. Canadian dollar denominated amounts have been translated using the December 31, 2024 exchange rate of C$1.00=US$0.696.

Name	Termination without Cause (C$)	Voluntary Resignation (1) (C$)	Change-in-Control (2) (C$)
DANIEL DICKSON	880,000	Nil	1,556,923
ELIZABETH SENEZ	575,125	Nil	784,500
DONALD GRAY	635,375	158,844	1,416,640
LUIS CASTRO	309,120	Nil	348,928
GREGORY BLAYLOCK	330,000	Nil	376,154

1. Contingent upon providing three months' notice and on a best-efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.

2. Payable in the event of termination within six months of a change in control.

During 2024, the Company had an employment agreement dated May 12, 2021, with Daniel Dickson (CEO) (the "CEO Agreement"). The CEO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the CEO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months. In the event of termination within 6 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months. The CEO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2024, the Company had an employment agreement with Elizabeth Senez (CFO), dated December 3, 2023, with an effective date of January 1, 2024 (the "CFO Agreement"). The CFO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the CFO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to her then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of her accrued vacation pay, and her then vested stock options and PSUs would remain in good standing for 12 months. In the event of termination within 6 months of a change in control, she would be entitled to receive an amount equal to 18 months of her then annual base salary, plus the cash equivalent of her accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of 18 months of vacation pay, and her outstanding stock options and PSUs would remain in good standing for 12 months. The CFO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

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During 2024, the Company had an employment agreement dated September 15, 2020 with Donald Gray (COO) (the "COO Agreement"). The COO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of the COO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months. In the event of the COO's voluntary resignation with three month's notice, he would be entitled to receive an amount equal to three months of his then annual salary, plus the pro rata amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months. In the event of termination within 12 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months. The COO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2024, the Company had an employment agreement dated May 1, 2017, with Luis Castro (Senior VP, Exploration), and had an employment agreement dated June 9, 2023, with Gregory Blaylock (VP, Operations) (collectively, the "VP Agreements"). Each VP Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each VP Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options (and PSUs, for Gregory Blaylock) would remain in good standing for six months. In the event of termination within six months of a change in control, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options (and PSUs, for Gregory Blaylock) would remain in good standing for 6 months. The VP Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

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Director Compensation

Discussion of Directors' Compensation

Up until 2013, the non-employee directors of the Company were primarily compensated by way of directors' fees and stock options. In 2013, deferred share units ("Old DSUs"), as described below, were granted to certain non-employee directors who elected to receive Old DSUs in lieu, in whole or part, of stock options and director's fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the "DSU Plan") which has been phased out with the implementation of the Share Unit Plan in May 2021. The purposes of the DSU Plan were to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflected the responsibility, commitment and risk accompanying Board membership.

The Board could, at its complete discretion, award such number of Old DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company. Unless otherwise determined by the Board, Old DSUs vested immediately and a director's entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board. Old DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and

(iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of Old DSUs, upon the occurrence of a change of control, all outstanding Old DSUs will become fully vested.

Retainer Fees

In December 2020, the Board determined that, effective January 1, 2021, meeting fees for Board and Board Committee meetings would be eliminated and replaced with an annual retainer for independent Board members. An additional annual retainer is also payable to the Chairman of the Board and the Chairman of each Committee of the Board. The fees are payable quarterly in cash or, if a director so elects, in equivalent value of DSUs or a combination of cash and DSUs, as at the grant date determined by the Board.

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2024 Director Compensation	C$
Independent Board Member	65,000	Annual Retainer
Additional Retainer for Non-Executive Chairman	65,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	17,500	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	10,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Terronera Special Committee (Ad hoc)	16,000	Annual Retainer

The Company does not provide a pension plan or any other non-cash compensation arrangements for its directors, aside from incentive stock options and DSUs.

Directors are not granted a per-day travel allowance; however, they are reimbursed for reasonable out-of-pocket expenses, including travel, accommodation, and incidentals, incurred in the course of performing their duties.

From time to time, directors may be appointed to ad hoc or special committees to address matters outside the scope of the standing committees and are compensated accordingly for their participation. In 2024, directors received additional compensation for their involvement with the Terronera Special Committee, as outlined in the table above.

In support of the Company's goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company's directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors' annual retainer. The directors must acquire at least C$195,000 in Common Shares and/or DSUs within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2024. For directors who are NEOs, see "Executive Compensation - Summary Compensation Table".

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Name	Fees earned (1) ($)	Share based awards (2) ($)	Option based awards (3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
MARGARET M. BECK	$68,986	$50,000	$49,601	Nil	Nil	Nil	$168,587
RICARDO M. CAMPOY	$67,161	$100,000	Nil	Nil	Nil	Nil	$167,161
AMY JACOBSEN	$56,758	$50,000	$49,601	Nil	Nil	Nil	$156,359
ANGELA JOHNSON	$28,158	$50,000	$49,422	Nil	Nil	Nil	$127,579
REX J. MCLENNAN	$102,202	Nil	$99,202	Nil	Nil	Nil	$201,404
KENNETH PICKERING	$70,081(4)	$100,000	Nil	Nil	Nil	Nil	$170,081
MARIO D. SZOTLENDER	$47,451	$100,000	Nil	Nil	Nil	Nil	$147,451
CHRISTINE WEST (5)	$7,908	Nil	Nil	Nil	Nil	Nil	$7,908

1. Amounts paid/earned in C$ and translated to US$ at the yearly average exchange rate of C$1.00=US$0.730.

2. Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date.

3. The grant date fair value of each option granted during the year ended December 31, 2024, is estimated on the date of grant using the Black Scholes option pricing model, with the following assumptions: expected volatility of 66.47%; risk free interest rate of 3.92%; expected option life of 4 years; and expected dividend rate of nil. This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the date of grant.

4. $70,081 of this amount was settled with 21,723 DSUs granted under the SU Plan.

5. Ms. West retired as director on May 28, 2024.

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Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as of December 31, 2024.

Name	Number of securities underlying unexercised options (#)	Option-based Awards (1)			Share-based Awards
		Option exercise price ($)	Option expiration date	Value of unexercised in-the money options (2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed (3) ($)
MARGARET M. BECK	18,500	4.80	March 5, 2026	Nil
	19,597	4.34	March 24, 2027	Nil	Nil	N/A	790,095
	43,500	2.01	March 13, 2029	72,030
RICARDO M. CAMPOY	18,500	4.80	March 5, 2026	Nil	Nil	N/A	751,554
AMY JACOBSEN	43,500	2.01	March 13, 2029	72,030	Nil	N/A	287,396
ANGELA JOHNSON	24,000	3.78	May 28, 2029	Nil	Nil	N/A	47,818
REX J. MCLENNAN	52,200	2.01	March 13, 2029	86,436	Nil	N/A	1,271,910
KENNETH PICKERING	19,597	4.34	March 24, 2027	Nil	Nil	N/A	1,571,480
MARIO D.	18,500	4.80	March 5, 2026	Nil	Nil	N/A	1,180,164
SZOTLENDER	19,597	4.34	March 24, 2027	Nil

1. All option-based awards are made in C$. The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2024, exchange rate of C$1.00=US$0.696.

2. Represents the difference between the market value of the Common Shares underlying the options on December 31, 2024 (based on the C$5.27 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2024, exchange rate of C$1.00=US$0.696.

3. Represents the value of outstanding DSUs, which were fully vested upon granting. The value of DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2024, times the number of DSUs outstanding.

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The following table sets out information for directors of the Company (other than directors who are NEOs) with the value of incentive awards vested or earned during the fiscal year ended December 31, 2024.

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
MARGARET M. BECK	13,580	50,000	Nil
RICARDO M. CAMPOY	Nil	100,000	Nil
AMY JACOBSEN	13,580	50,000	Nil
ANGELA JOHNSON	1,876	50,000	Nil
REX J. MCLENNAN	27,159	Nil	Nil
KENNETH PICKERING	Nil	100,000	Nil
MARIO D. SZOTLENDER	Nil	100,000	Nil

1. All option-based awards are made in C$. The value of option-based awards vested in the year are translated at the foreign exchange rate in effect at the date of vesting.

2. Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. All DSUs were fully vested upon granting. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date. Does not include vested DSUs granted to settle directors' fees otherwise payable in cash.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as of December 31, 2024.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column) (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan) (1)	3,181,491	C$4.13	9,934,702
Equity compensation plans approved by securityholders (Share Unit Plan) (2)	1,642,841	N/A	2,292,017
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total			12,226,719

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1. As of December 31, 2024, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 5% of the issued and outstanding Common Shares (being 13,116,193 Common Shares as of December 31, 2024).

2. As of December 31, 2024, the total number of Common Shares that may be reserved and authorized for issuance pursuant to SUs and DSUs awarded under the Share Unit Plan was 1.5% of the issued and outstanding Common Shares (being 3,934,858 Common Shares as of December 31, 2024). As at that date, 1,078,000 PSUs and 564,841 DSUs were outstanding.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2024 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

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Additional Information

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 - Audit Committees, disclosure relating to the Company's Audit Committee is contained in Item 16.2 of the Company's AIF dated March 10, 2025, for the financial year ended December 31, 2024 filed on SEDAR+ on March 11, 2025.

DATED as of the 11th day of April, 2025.

BY ORDER OF THE BOARD

"Daniel Dickson"

DANIEL DICKSON

Director and CEO

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Endeavour
SILVER

Suite 1130 – 609 Granville St
Vancouver, B.C. Canada V7Y 1G5
Telephone numbers: 1 877.685.9775
(North America) or 1- 604.685.9775
(International)

Email: info@edrsilver.com

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